FILED BY ROKU, INC.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934
SUBJECT COMPANY: ROKU, INC.
COMMISSION FILE NO. 001-38211

Roku Q3 All Hands Fireside Chat: Paul Cheesbrough, FOX & Charlie Collier, Roku

Kristin Williams: And with that, I am delighted to welcome Paul and Charlie to our All Hands stage.

Charlie Collier: Never before. Can you hear me OK? Never before have there been so many legal disclaimers as an introduction. It’s really this is brought to you by the way, vote for the gorilla. Anyway, go New York. Ready. There you go. Hey everybody, Coleman.

Yeah. All right, so we will unnaturally look at camera 2 because again, good morning, good afternoon, good evening and happy watch party to those watching everywhere. We have that camera for this session. I am so excited to have Paul here. When I found out that this was my turn to host the All Hands, I thought how great to do really the impossible which is to try to humanize Paul Cheesbrough.

So let me right exactly no, I besides having the greatest nickname, Cheese is a great nickname, which you should know about him. He’s a terrific guy. We used to work together.

And I thought I’d hit you with one fun fact, which is Paul’s a well, here’s a couple fun facts. He’s a real outdoorsman. He gets out in the woods and hikes and does all that. But here’s the cool thing. I did not realize he fixed up an old Porsche and is racing it next month and the speed tops, what?

Paul Cheesbrough: What brakes. That’s what should worry me, right?

Charlie Collier: It’s the fall that’s going to kill you, right. All right, But it’s thank you.

Paul Cheesbrough: Thank you, Charlie.

Charlie Collier: And it’s really cool. We’re lucky to have someone with his breadth and depth taking such an interest in the company. I watched him lead the acquisition of Tubi when we were together at FOX and the passion with which he brought them into the company.

And I already feel he and his colleagues doing the same for us. So I wrote a couple notes, what you might not know about Paul, especially since we’re sitting here in San Jose. He started out as a software engineer in England, and IBM sent them all over the world, including to see a company called 20th Century FOX.

So they were prescient. Are you locked and loaded? Good. There we go. Along the way, he has had some really cool jobs. He met with the BBC Director General and in his last meeting there, Bill Gates was in the meeting. I read online so it must be true. It was the Director General’s last meeting.

Paul Cheesbrough: Yeah, the Director General’s last meeting, not Paul’s.

Charlie Collier: And a couple of decades later you’ve got this software-engineer-cum-media guy running to see the Tubi Media Group. So if you meet someone at a cocktail party and they say what do you do? How do you describe what you do for a living now?

Paul Cheesbrough: OK. So well, Tubi Media Group is really FOX’s digital businesses and technology teams and it’s a group of just over 2000 engineers that are doing a lot of the kind of growth for FOX, overseeing our streaming businesses and our web and mobile businesses for sports and news, as well as providing all the infrastructure for the company.

So we operate, you know, on a Sunday, given that we just started the NFL season, we’ve got a big facility in Tempe, AZ that we built, which is connected to all of the major sports stadiums and that gets the signal out to the production teams and then down to the devices and all the kind of partners that we distribute through.

But largely it’s the kind of software engineering group of FOX. And as Charlie said, I kind of grew up as a software engineer. I was a big gamer as a kid and like a misled childhood in the late 80s, early 90s, just when the Internet was born, but joined IBM and learned small talk, which for the software engineers out there was one of the early OO languages.

Charlie Collier: And, and for the sales people, it’s something totally different.

Paul Cheesbrough: But yeah, exactly, exactly. So we share that and sort of through IBM actually got involved in very large scale websites at the time, like the US Open and the Olympics and things like that, that IBM sponsored and then moved into the BBC. And I really stuck with media after that.

It’s a fantastic place to do technology from within. And but a big part of my role is to really give software engineers and technical people a really kind of good place to work on really good, exciting problems.

Charlie Collier: And yeah, that’s a bit of the background watching him play General as FOX went to stream the first streaming Super Bowl.

It was a remarkable effort at Tempe in LA and obviously around the world. And it was really an insight into the way you mix the creative with the business, with the technology. And obviously that serves you really well. So, so here most of you know, it’s been shared publicly that Roku shareholders will own 27% of FOX if the transaction goes through as stated.

So that’s a huge bet on us and that’s both flattering and exciting. And so I, I should really lead with and talk a little bit about how you and Lachlan talk about the combination of what you see for the future.

Paul Cheesbrough: Well, I think the first thing I should say is we’ve been huge admirers of both Anthony and Roku over the years.

This isn’t something we came to kind of blind or cold over the last year or so. We, you know, we’ve been partners along the way and admirers of how you’ve operated the business in a highly competitive area as well. And I think that admiration – we were investors back in 2013 as well. So we’ve had a pretty close view of how the business has grown and thrived and operated.

And we also understand how tough it’s been, you know, the level of competition out there from the big tech companies as well and how integral and central you’ve been to growing the streaming ecosystem and economy, not just here in the US, but in other markets internationally. So we’ve always been real admirers of that. And then I think if you look at the kind of thought logic that we applied as we were kind of thinking, you know, the tipping point that occurred over the last 12 months in the US market here is that the majority of minutes consumed on TV sets in the living room here in the US, tipping point has occurred in streaming, just gone over that kind of 50% level.

And FOX has been very, very disciplined in the streaming wars over the years. You know, we partially sat out in the kind of late 2017/2018 as the kind of SVOD wars and all the kind of deep investment went into that that area. And we kind of put a toe in the water back in 2020 when we acquired Tubi and actually acquired that much more as a, as a platform.

So Tubi’s business is more like YouTube or TikTok in that they don’t own most of the content. We distribute it and we  run an algorithm over the top of it and really kind of serve the,  super-serve, the consumer. And so we kind of turn in the water and that business has gone 10X over that period of time.

And then last year we launched FOX One, which is our SVOD service. And I’m proud to say we were, we got last mover advantage oN that. You know, it’s been a been a great service, super focused on live content, live news and sports is our bread and butter and that’s come out of the gates really strong.

We celebrated a one-year anniversary of that, but you know, really looking ahead, making sure that the bulk of our business, we can shift towards streaming. And you know, there are two ways for a media company to do that. One is you bulk up on content and that’s what you’ve seen Disney and Paramount and others do or again, I’m quite proud of FOX.

We quite often zig when others zag. And you know, we, we actually thought long and hard and have been thinking about this for a number of years. But a platform play is actually, I think, a kind of a different way of getting to the same goal of really kind of extending your, the core of your business into the streaming space.

And, and not just participating through your own products and services, but really participating in the, you know, a thriving third party ecosystem as well. And you know, what better partner to do that with than Roku who are market leading not just in the devices, in  in the market, but also the engagement through those devices. And I think that’s, that’s the kind of premise of, you know, certainly what Lachlan shared and the chemistry that I think, you know, we’ve, we’ve known Roku for a long time, but the chemistry that developed through this process with Anthony in his senior team really gave us the confidence that, you know, doing a deal like this is hard, but making a deal like this work is even harder.

And I think you’ve got to feel that the chemistry’s there and that you’ve got that cultural compatibility to make this work. And, you know, I think we, we feel good about that and we, we feel better by that each day.

Charlie Collier: Yeah so, so I’ll give you a follow up on that. I, as you can imagine, when the deal was announced, I got a lot of phone calls from folks inside Roku and one question and then I got from everybody was about culture.

So let me just follow up on that and say how talk a little bit about how FOX adopts cultures when they obviously witness Tubi and then how you’re thinking about it and the FOX, the FOX and Roku culture.

Paul Cheesbrough: Yeah. So I think there’s two key things I would say, but the first is we do share some common values and principles to what we see within Roku.

So highly entrepreneurial, you know, we are very dynamic, fast moving. We’re pretty flat in our organization. We, you know, we got a phone call away and you can get things done pretty effectively and we love being the underdog. You know, I think again, what Roku have achieved in the market with the likes of Amazon and Google kind of knocking on your door.

So that’s so there are things I think that we share in terms of some of some of those values. And until you get on the inside of FOX, it’s hard to really fully understand that. I understand that. So you can hear that from me, but you get to touch and feel it.

Charlie Collier: You, you, you feel it everywhere. It’s palpable. It is absolutely within the nature of the company as I work there to move fast and build things. And then I came to Roku and they were saying move fast and, and certainly a bunch of builders. So I, I, I think the DNA is very similar.

Paul Cheesbrough: Yeah. And then on the kind of secondary side and one big thing, you know, culture leading up to this deal was something we discussed a lot internally because it’s a key thing of making, making this work.

And, you know, for the last five or six years, as our digital businesses gathered momentum and we’ve, we’ve onboarded companies like Tubi, but not only Tubi but several other digital kind of engineering driven businesses that we’ve onboarded into, into our group. We’ve really made sure that we can respect and honor how those businesses operate and the nuances that make them different.

And that covers a whole gamut of things that that make culture. Culture such a, a broad word. But even the brand, the way they operate, the kind of comp structures, all of those sorts of things, we’ve flexed away from the norm within FOX to kind of accommodate and compete for talent and allow those businesses to thrive and then allow the people who run those businesses to really, you know.

Be the kind of decision makers and leaders to drive them and give them the kind of power and autonomy to, to do that whilst connecting the dots up on where it makes sense. So you know, that the culture piece is something we we’re, you know, we’re conscious of when we’re very cognizant of. And again, I would just say in the in the meetings that we’ve had both pre announcing the deal and post announcing the deal, that that chemistry is there to be successful.

There’s a lot of hard work. We have to be focused and conscious of it. But again, the I think in terms of a soft landing bed, post approval, you know, I, I truly feel like we, we, we will come at this from a good angle and calibrate it appropriately.

Charlie Collier: Yeah, if question number one was about the culture, the second question almost everybody asked me was, well, they’re FOX. we have everybody’s services. How do you maintain what, you know, what is really viewed as an open platform?

Paul Cheesbrough: Just jumping back to culture. I’ll come on to that quickly. The other thing actually spending time, I’ve spent a lot of time over the last three months or so with Mustafa and Ilya in the kind of technical teams in all of these different meetings.

So we’re also learning a little bit about your culture as we go. So not coming into this thinking we know everything either. So there are things that you do that we’d be keen to embrace in other bits of FOX as well. So I just wanted to kind of say that on the, you know, the, I think Anthony addressed the third party, the third party ecosystem piece is one of the, the big reasons we were interested in acquiring Roku.

It’s the kind of, it’s the engine room of your growth and it’s something that is truly sacred to the success of the business. And I think Anthony on the, when we announced the deal back in June, summarized it well. You’re, you’re always used to the kind of balance and the trade-offs between owned and operated content and products and services and the third party ecosystem.

You calibrate that just consciously and carefully. And, you know, I think the pool of content that you’ve got in the owned and operated side now, you know, through FOX’s content and through Tubi’s license content, you’ve got a bigger pool to pick from. But the calibration of that balance will still be kind of sacred and at the center of how the business operates.

And, you know, we’re touching that or meddling with that or, you know, end up breaking the business. And it’s just not, that’s just not, not in our mind frame. And we’ve run businesses in the past which have that kind of balance of owned and operated content and, you know, third party ecosystems and, you know, the traditional pay TV space Sky is a really good example of that over the years.

And you know, you, you can, as long as you’re conscious about it, you’ve got to, you know, protect that, so

Charlie Collier:  One and you guys are nothing if not aggressive business people. And the foundation of the company is on serving the ecosystem. So it would be it would be a bit of financial suicide not to honor the ecosystem.

Paul Cheesbrough: Yeah, I and I’d hope again, I’d hope we can make that stronger together as well. And I think the, you know, I think if, if you play this out talking to other media companies, if you know, if one of the big tech companies had acquired Roku, you’d see a different behavior from them, I think than a media company.

So a lot of media companies, we thrive as a industry together. And I think Roku being at the center of that and being, you know, not just the most distributed and you’re driving the most engagement and viewership, but also helping with the economics of these media companies of, you know, having the platform being the best place to put your content.

And you know, whether that’s you’ve got the best ad tech, you can kind of monetize best for third parties, you’ve got the lowest friction sign up and subscriptions, you’ve got the ability to kind of bundle more efficiently. All of these kind of ecosystem plays that are key and central to your business, I think can potentially get stronger together as well.

Charlie Collier: Sure, sure. Why don’t we step back a little bit and it says Tubi Media Group, but we talk a lot about Tubi so wanted you share what else is in the Tubi Media Group and how you sort of think about it, how you how you bring it to market.

Paul Cheesbrough: Well, it’s, I should actually say why we called it Tubi Media Group actually, because, you know, we could have called it FOX digital or FOX technology or whatever.

But a big recognition when we acquired Tubi was actually wanted to use Tubi’s both entrepreneurial and engineering culture as the kind of blueprint for the rest of the group. So we, we took their brand  and lifted it up a level so that, that, that was one part of the thinking. And then, you know, within Tubi Media Group, the kind of digital businesses that we’ve got, we’ve got AdRise, which is our ad tech stack that runs all of the, the audience graph, all of the kind of data stack and all the ad serving stack for all of FOX’s digital businesses.

We got Red Seat Ventures that we acquired nearly two years ago now. It’s one of the leading podcast networks in in the US. We’ve got Credible, which is a financial product marketplace company, different space, but an interesting data play there. And then the office of the CTO is within my group. There’s a wonderful lady called Melody Hildebrand, who she’s been with us for 10 years, but she was an early Palantirian back in the day, but she’s leading the charge on a lot of our AI work.

And then we’ve got FOX One, which I shouldn’t forget, which is our SVOD service. So again, within that, we’ve got a lot of plumbing and infrastructure that we operate for the company and at the production level and the distribution level. And we’ve always been very forward-leaning on the technology front and talent is key to that. We, again, I think we share a lot of these principles with Roku, but we, we really want to make sure we’ve got the best, A-grade talent working within our business.

And I forgot Tubi, but Tubi is part of that, and you know, Tubi is less than half of our revenue for the group as a whole. But it’s, you know, it’s a fast-growing part and a lot of momentum. And when you roll all of these businesses together, you know, we’re in the same sort of growth level as Roku.

So again, when you think about these things and how we work and operate together, you know, Roku really being a platform player connected to the rest of the ecosystem and some of these brands and assets that we’ve got being great products and services that can help both on platform and off platform. There’s some exciting opportunities here.

Charlie Collier: For those of you on video, we have the room at about 30°. So you’re hearing the cold come from left to right through and through.

Paul Cheesbrough: And that’s Celsius.

Charles Collier: By the way, when I worked with Paul, he had a Brooklyn accent. So you never know what you’re going to get. He does this all the time. So why don’t we zoom way out and talk about ad supported streaming?

Where do you think obviously you’ve, you’re in this acquisition, you’re doubling down on ad supported streaming. Talk a little bit about where you think things are going.

Paul Cheesbrough: You know, a quarter FOX’s broader business model are two revenue sources, one is advertising and the other is s subscription fees. So again, we share that very, very closely. I think, you know, both companies, Roku and FOX with Tubi have defied the laws of gravity in getting free ad supported businesses up and running in a market that five or six years ago, it really was the, you know, viewed in a completely different way.

It was it was not a part of the market that was exciting to most people. We were kind of lone voices in that, but we’ve grown businesses there that again, I think are slightly different. You know, I think, you know, Tubi’s predominantly VOD content. It’s got a large library, the largest library of VOD content.

It exists not just on Roku, but on other platforms. We’re in Canada and LATAM. Again, there’s a Roku footprint there, which is exciting. And then again, the Roku Channel has leveraged a lot of the power of the platform and you’ve driven a lot of free viewership into a lot of fast channels. The overlap in audiences is actually, is actually minimal even on Roku.

So there’s a big opportunity there. But again, we’ve kind of helped create the space, but now it’s a highly, highly competitive space. And it’s not just the free players, but the ad tiers have come along. You know, Amazon turned up a couple, couple of years ago and backed up the truck and dumped a lot of inventory in the market that we compete against.

You know, Disney have their ad tier, they’ve all, you know Netflix have got theirs. It’s a very, very, very competitive space that again, I think I’m really excited about what we can do together there. Not just from a product and a brand point of view, but also you think about the kind of data that we’ve collectively got and the kind of engine room of the platform within Roku and the kind of ad stack that you’ve got that that can help, you know, monetize and commercialize a lot of this this this content as well.

So I’m excited. I think these things we set out at the gate, these things coexist together. But again, like most parts of our collective businesses, it’s hyper competitive and there are new entrants by the day that we just got to we got to be focused on turning up with our best game for sure, for sure wouldn’t be 2026 if we didn’t dive into AI little bit, right, let’s do it.

Charlie Collier: Well, let’s do it. So universally, I, I can’t imagine there’s any employee at our company who’s not thinking about how to deploy AI to make their business run more effectively to I, I saw that presentation I was reading on the plane yesterday from one of our AEs who was looking at their, their account management through an AI tool that they had built. It was just so impressive. Talk, talk to me a little bit about how you’re feeling AI impact with FOX and then your group’s culture and, and what you’re excited about on the AI front.

Paul Cheesbrough: Yeah, it’s as I say, I think we’re, we’re forward leaning generally on, on these sorts of things that we’ve been leaning in heavily. I’m on the Anthropic Advisory Board actually, So I’ll get a bit of a, a view from the kind of chaos on the other side of the research.

So you know, we’ve adopted and embraced AI pretty heavily inside the organization to kind of automate and improve workflows. Again, producing media is a very kind of labor-intense activity. So doing a lot of that, we’ve actually in Tubi’s algorithms and you know, the kind of recommendation engines, we’ve leaned pretty heavily in there, in the way that we kind of choose where to insert the ads and what ads we insert, we’ve lent in there.

In the actual product itself, we use AI very heavily. We do a couple of thousands experiments every four or five months to then graduate into the product. And we now run those almost exclusively using, using AI techniques and then, you know, across our engineering teams. And then it’s the same, I’m sure here. But the, the amount of code that we’re shipping that’s kind of AI enabled now and the, you know, the, the uplift in productivity amongst our engineering teams has been palpable.

So very forward leaning. At a personal level, you know, I kind of super interested. I’ve been working closely with all the latest stuff and I’m kind of passionate about agents and things like that but at the moment, trying to use a lot of the latest things for kind of personal things, whether it’s health or, you know, money and all those sorts of things. Like if you kind of live, live with them in your real life as well as your work life, you kind of you get the feel of it.

Charlie Collier: I remember you saying early in our relationship when I started at FOX, you were talking a lot about understanding the user and making sure that you are one. And we were talking a lot about gaming at the time. But certainly I’m not surprised to hear you say that about AI as well.

We’re running out of time. I got the big eye over there. So I mentioned some of your personal hobbies. Anything you want to share about sort of the way you come to work every day or your life and your world that you’d love to leave us with?

Paul Cheesbrough: I’m just passionate really about, I am transparent, passionate about what we do and what we achieve, very focused on letting people do their jobs and, you know, good talent thrive in that sort of environment. And, you know, I think that kind of combination of, you know, building software with a crossover of media, which is what we’re all kind of in the space of, it’s much more exciting than most other sectors that you could choose to work in.

And I think, again, I think, you know, collectively we lift that up a gear and a level, you know, in, in the future. And I’m just super excited and you know, it’s been a real privilege and a pleasure to get to know a lot of the Roku team and, you know, having spent a lot of time with Anthony over the kind of years, but also getting to know the team behind Anthony as well has being a real privilege and just look forward to more conversations like this.

So thank you. Thank you for having me.

Charlie Collier: Well, thank you so much for joining us.

Paul Cheesbrough: Thank you. I appreciate you making the effort. Thank you very much. I’ll see you in a little bit.

Important Information About the Transaction and Where to Find It

In connection with the proposed transactions (the “Transactions”) between FOX Corporation (“Parent”) and Roku, Inc. (the “Company”), on August 7, 2026, Parent filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which includes a prospectus with respect to the shares of Parent Class A Common Stock to be issued in the Transactions and a joint proxy statement for the Company and Parent’s respective stockholders. On September 1, 2026, the Registration Statement was declared effective, Parent filed a final prospectus, and the Company filed a definitive proxy statement (together with the final prospectus, the “Joint Proxy Statement/Prospectus”). The Joint Proxy Statement/Prospectus was mailed to stockholders of the Company and Parent on or about September 1, 2026. Each of the Company and Parent may also file with or furnish to the SEC other relevant documents regarding the Transactions. This communication is not a substitute for the Registration Statement, the Joint Proxy Statement/Prospectus or any other document that Parent or the Company may mail to their respective stockholders in connection with the Transactions.

INVESTORS AND SECURITY HOLDERS OF PARENT AND THE COMPANY ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTIONS OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO), BECAUSE THEY CONTAIN IMPORTANT INFORMATION REGARDING PARENT, THE COMPANY, THE TRANSACTIONS AND RELATED MATTERS.

The documents filed by Parent with the SEC also may be obtained free of charge at Parent’s website at investor.foxcorporation.com or upon written request to Parent through the form provided on the website or by phone at (212) 852-7059. The documents filed by the Company with the SEC also may be obtained free of charge at the Company’s website at roku.com/investor or upon written request to the Company at ir@roku.com. These documents filed with the SEC are also available for free to the public at the SEC’s website at www.sec.gov.

Participants in the Solicitation

Parent, the Company and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Parent and the Company in connection with the Transactions under the rules of the SEC.

Information about the interests of the directors and executive officers of Parent and the Company and other persons who may be deemed to be participants in the solicitation of stockholders of Parent and the Company in connection with the Transactions and a description of their direct and indirect interests, by security holdings or otherwise, is included in the Joint Proxy Statement/Prospectus filed with the SEC.

Information about Parent’s directors and executive officers and their ownership of Parent’s common stock is set forth in Parent’s proxy statement for its 2025 Annual Meeting of Stockholders on Schedule 14A, filed with the SEC on September 25, 2025. To the extent that holdings of Parent’s securities have changed since the amounts printed in Parent’s proxy statement, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 and Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC.

Information about the Company’s directors and executive officers and their ownership of the Company’s common stock is set forth in the Company’s proxy statement for its 2026 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on April 24, 2026. To the extent that holdings of the Company’s securities have changed since the amounts printed in the Company’s proxy statement, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 and Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC.

Additional information regarding the direct and indirect interests of those persons and other persons who may be deemed participants in the Transactions may be obtained by reading the Joint Proxy Statement/Prospectus regarding the Transactions. Free copies of these documents may be obtained as described above.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Cautionary Statement Regarding Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Parent’s and the Company’s current expectations, estimates and projections about the expected date of closing of the Transactions and the potential benefits thereof, their respective businesses and industries, management’s beliefs and certain assumptions made by Parent and the Company, all of which are subject to change. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “could,” “seek,” “see,” “will,” “may,” “would,” “might,” “potentially,” “estimate,” “continue,” “target,” similar expressions or the negatives of these words or other comparable terminology that convey uncertainty of future events or outcomes. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control and are not guarantees of future results, such as statements about the consummation of the Transactions and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the Transactions or to make or take any filing or other action required to consummate the Transactions in a timely manner or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the Transactions on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies, expansion and growth of Parent’s and the Company’s businesses and other conditions to the completion of the Transactions; (ii) failure to realize the anticipated benefits of the Transactions, including as a result of delay in completing the transaction or integrating the businesses of Parent and the Company; (iii) Parent’s and the Company’s ability to implement their business strategies; (iv) pricing trends; (v) litigation relating to the Transactions that has been or could be instituted against Parent, the Company or their respective directors; (vi) the risk that disruptions from the Transactions will harm Parent’s or the Company’s business, including current plans and operations; (vii) the ability of Parent or the Company to retain and hire key personnel; (viii) potential adverse reactions or changes to business relationships resulting from the announcement, pendency or completion of the Transactions; (ix) uncertainty as to the long-term value of Parent’s common stock; (x) legislative, regulatory and economic developments affecting Parent’s and the Company’s businesses; (xi) general economic and market developments and conditions; (xii) the evolving legal, regulatory and tax regimes under which Parent and the Company operate; (xiii) potential business uncertainty, including changes to existing business relationships, during the pendency of the Transactions that could affect Parent’s or the Company’s financial performance; (xiv) restrictions during the pendency of the Transactions that may impact Parent’s or the Company’s ability to pursue certain business opportunities or strategic transactions; (xv) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Parent’s and the Company’s response to any of the aforementioned factors; and (xvi) failure to receive the approval of the stockholders of Parent and the Company. These risks, as well as other risks associated with the Transactions, are more fully discussed in the Joint Proxy Statement/Prospectus, as well as in the following periodic reports filed with the SEC: (a) the Annual Report on Form 10-K of FOX Corporation for the fiscal year ended June 30, 2026, filed with the SEC on August 6, 2026; and (b) the Quarterly Report on Form 10-Q of Roku, Inc. for the quarter ended June 30, 2026, filed with the SEC on August 6, 2026. While the lists of factors presented here, in the Joint Proxy Statement/Prospectus, and in the foregoing periodic reports are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Parent’s or the Company’s consolidated financial condition, results of operations or liquidity. Neither Parent nor the Company assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.